SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2013

FOMENTO ECONÓMICO MEXICANO, S.A.B. DE C.V.

(Exact name of Registrant as specified in its charter)

Mexican Economic Development, Inc.

(Translation of Registrant’s name into English)

United Mexican States

(Jurisdiction of incorporation or organization)

General Anaya No. 601 Pte.
Colonia Bella Vista
Monterrey, Nuevo León 64410
México

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _______

Indicate by check mark whether by furnishing the information contained in this

Form, the registrant is also thereby furnishing the information to the

Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____________

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

By: /s/ Javier Astaburuaga
Javier Astaburuaga
Chief Financial Officer

Date: May 2, 2013

FEMSA hereby designates this report on Form 6-K as being incorporated by reference into its Registration Statement on Form F-3 (No. 333-187806) filed with the SEC on April 8, 2013.

FEMSA closes the acquisition of Farmacias Yza

Monterrey, Mexico, May 2, 2013 — Fomento Económico Mexicano, S.A.B. de C.V. (“FEMSA”) announced today that its retail subsidiary, FEMSA Comercio, has closed the acquisition of a 75% stake in Farmacias YZA after obtaining all regulatory approvals.

Farmacias YZA is a leading drugstore operator in Southeast Mexico. Headquartered in Merida, Yucatan, Farmacias YZA currently operates more than three hundred stores. FEMSA believes that it can contribute its significant expertise in the development of small-box retail formats to what is already a successful regional player in this industry. In turn, this transaction opens a new avenue for growth for FEMSA Comercio.

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FEMSA is a leading company that participates in the beverage industry through Coca-Cola FEMSA, the largest franchise bottler of Coca-Cola products in the world; in the retail industry through FEMSA Comercio, operating OXXO, the largest and fastest-growing chain of small-format stores in Latin America, and in the beer industry, through its ownership of the second largest equity stake in Heineken, one of the world’s leading brewers with operations in over 70 countries.